Exhibit 99.1

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(UNAUDITED)

- - - - - - - - - - - -

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

		June 30,	December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		5,289,105	7,428,405
Trade receivables		111,998	22,376
Other current assets	4	685,781	651,560
Inventories		377,729	264,468

TOTAL CURRENT ASSETS		6,464,613	8,366,809

NON-CURRENT ASSETS:
Restricted deposit		68,603	-
Operating lease right-of-use asset	5	500,193	8,127
Property and equipment, net		103,899	49,981
TOTAL NON-CURRENT ASSETS		672,695	58,108

TOTAL ASSETS		7,137,308	8,424,917

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

		June 30,	December 31,
	Note	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		191,028	56,682
Operating lease liabilities		196,440	7,543
Other current liabilities	6	857,247	690,861

TOTAL CURRENT LIABILITIES		1,244,715	755,086

NON-CURRENT LIABILITIES:

Operating lease liabilities, net of current portion	5	289,649	-
Derivative warrant liabilities	7	1,497,546	1,564,773

TOTAL NON-CURRENT LIABILITIES		1,787,195	1,564,773

COMMITMENTS AND CONTINGENCIES	9

SHAREHOLDERS’ DEFICIT
Ordinary shares, NIS 0.02 par value: Authorized 200,000,000 as of June 30, 2024 and 25,000,000 as of December 31, 2023; Issued and outstanding 11,162,546 and 10,073,956 shares as of June 30,2024 and as of December 31, 2023, respectively		62,019	56,227
Additional paid-in capital		24,492,530	24,471,888
Accumulated losses		(20,449,151)	(18,423,057)

TOTAL SHAREHOLDERS’ EQUITY		4,105,398	6,105,058

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,137,308	8,424,917

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars

	Six months ended June 30,	Six months ended June 30,
	2024	2023
	U.S. dollars

Sales	282,693	344,819
Cost of Sales	209,529	194,104

GROSS PROFIT	73,164	150,714

Research and development expenses	662,440	216,181
Selling and marketing expenses	516,401	94,339
General and administrative expenses	1,122,759	101,877
Initial public offering expenses	-	106,754

OPERATING LOSS	2,228,436	368,436
Change in fair value of derivative warrant liabilities	(67,227)	-
Other finance expenses (income), net	(135,115)	64,888

NET LOSS AND COMPREHENSIVE LOSS	2,026,094	433,324

Net loss per ordinary share, basic and diluted	0.19	0.12
Weighted average number of ordinary shares outstanding, basic and diluted	10,940,958	3,597,442

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Unaudited)

U.S. dollars

	Ordinary shares		Additional
	Number		paid-in	Accumulated
	of shares	Amount	capital	losses	Total
		U.S. dollars	U.S. dollars

BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2023:
Stock based compensation	-	-	91,531	-	91,531
Benefit to the Company by an equity holder with respect to funding transaction	-	-	12,167	-	12,167
Comprehensive loss	-	-	-	(433,324)	(433,324)

BALANCE AS OF JUNE 30, 2023	3,597,442	21,456	13,091,990	(15,085,002)	(1,971,556)

BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2024:
Stock based compensation	-	-	26,434	-	26,434
Exercise of pre-funded warrants and consultant warrants (Note 7)	1,088,590	5,792	(5,792)	-	-
Comprehensive loss	-	-	-	(2,026,094)	(2,026,094)

BALANCE AS OF JUNE 30, 2024	11,162,546	62,019	24,492,530	(20,449,151)	4,105,398

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars

	Six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,026,094)	(433,324)

Adjustments required to reconcile net loss to net cash used in operating activities -

Depreciation	10,448	10,225
Stock based compensation	26,434	47,991
Interest expenses with respect to funding from related party	-	96,883
Derivative warrant liabilities	(67,227)	-
Loss from exchange differences on cash and cash equivalents	2,850	-
Finance expenses	(14,104)	3,358

Changes in operating assets and liabilities:
Trade receivables	(89,622)	165,660
Other current assets	(34,221)	72,489
Deferred initial public offering cost	-	(72,756)
Inventories	(113,261)	(37,466)
Operating lease right-of use asset	53,863	(24,382)
Trade payables	134,346	51,520
Operating lease liabilities	(53,279)	21,024
Other current liabilities	166,386	(150,406)

Net cash used in operating activities	(2,003,481)	(249,184)

CASH FLOWS FROM INVESTING ACTIVITIES:

Investment in restricted deposit	(68,603)	-
Purchase of property and equipment	(64,366)	(677)
Net cash used in investing activities	(132,969)	(677)
CASH FLOWS FROM FINANCING ACTIVITIES:

Receipt of loan from related party	-	245,000

Net cash from financing activities	-	245,000

Effect of exchange rate changes on cash, cash equivalents	(2,850)	-
Net decrease in cash and cash equivalents	(2,139,300)	(4,861)
Cash and cash equivalents at beginning of period	7,428,405	89,806
Cash and cash equivalents at end of period	5,289,105	84,945
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Benefit to the Company by an equity holder with respect to funding transactions	-	12,167
Right-of-use assets obtained in exchange for operating lease liabilities	545,929	-
Stock based compensation included as issuance costs	-	43,540

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

Note 1 – General

1.	PARAZERO TECHNOLOGIES LTD. - (the “Company”) was incorporated in Israel on June 30, 2013. The Company’s address is 1 HaTahana, Kfar Saba, 4453001, Israel. The Company is an aerospace company that is focused on drone safety systems and engaged in the business of designing, developing, and providing what it believes are best-in-class autonomous parachute safety systems for commercial drones, also known as unmanned aerial systems, or UAS. The company was founded by a group of aviation professionals, together with veteran drone operators, to address the drone industry’s safety challenges. The Company’s goal is to enable the drone industry to realize its greatest potential through increasing safety and mitigating operational risk.

2.	The Company is in its commercialization stage and has not generated significant revenues at this stage. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of June 30, 2024, the Company had accumulated losses of $20,449,151, and a shareholders’ equity of $4,105,398.

On July 31, 2023, the Company raised gross proceeds of $7.8 million from its IPO, and on October 30, 2023, the Company raised gross proceeds of approximately $5.1 million in a private investment in public equity transaction (the “PIPE”).

Management expects that it will require additional financing in the future to fund its operations until it shall have generated significant revenues. Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current operations as currently conducted for more than 12 months from the date of issuance of these interim financial statements.

Note 2 – Basis for preparation

The Company’s accompanying unaudited condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements.

The condensed interim financial statements reflect all adjustments considered necessary for a fair presentation of the results of operations and financial position for the interim periods presented. All such adjustments are of a normal recurring nature.

These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2023 and notes thereto that are included in the Company’s Form 20-F, filed with the SEC on March 21, 2024. The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 2024.

Note 3 – Significant Accounting Policies, Accounting Pronouncements Adopted and Recently Issued Accounting Standards

A.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements, except for the following:

Restricted deposits

The restricted deposits consist of funds that are contractually restricted as to usage or withdrawal due to guarantees made with regards to lease payments for the Company’s office space.

PARAZERO TECHNOLOGIES LTD.

Note 4 – Other Current Assets:

	June 30	December 31
	2024	2023
Governmental institutions	106,024	233,501
Prepaid expenses	223,969	349,632
Deferred contract costs	334,531	68,427
Other current assets	21,257	-
	685,781	651,560

Note 5 – Leases:

The Company had a two-year lease agreement for its office in Kiryat Ono, Israel that began in 2020, and was renewed in 2022 for an additional two years that ended in February 2024, and further extended by one month that ended in March 2024. The annual lease payment was approximately $50 thousand.

On February 1, 2024, the Company entered into a three-year lease agreement commencing on March 15, 2024 (the “Lease Agreement”), to move its corporate headquarters, including the offices and research and development facility, to 1 HaTahana Street, Menivim Tower, Kfar Saba 4453001 Israel where occupies approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. The Company completed the move to the new corporate headquarters in March 2024.

The monthly aggregate rental payment is NIS 71,000 (approximately $18,900) plus VAT, as required under Israeli law. At the end of the term, the Company has an option to extend the lease for additional three years. In addition, the Company provided a bank guarantee in the amount of approximately NIS 248,000 (approximately $66,000) to the Company’s landlords as part of the Lease Agreement.

The Company’s lease expenses were as follows:

	Six months ended
	June 30,
	2024	2023
Lease expense	$45,736	$22,929

Other information related to the new operating leases as follows:

	Six months ended
	June 30,
	2024	2023
Weighted-average remaining lease term — operating leases (years)	2.71	0.67
Weighted-average discount rate — operating leases (%)	11.54	6

Undiscounted maturities of operating lease payments are summarized as follows:

June 30, 2024
2024	$102,450
2025	$204,900
2026	$204,900
2027	$42,689
Total undiscounted cash flows	$554,939
Less: imputed interest	$68,850
Operaעting lease liabilities	$486,089

PARAZERO TECHNOLOGIES LTD.

Note 6 – Other Current Liabilities:

	June 30	December 31
	2024	2023
Employees, salaries and related liabilities	287,397	195,509
Advances from customers	336,964	201,762
Warranty provision	5,793	5,793
Accrued expenses	216,485	287,797
Other expenses	10,608	-
	857,247	690,861

Note 7 – Derivatives Warrant Liabilities:

Private Placement Warrants

The Company issued pre-funded warrants, series B warrants and series A warrants as part of the PIPE. During January 2024, certain warrant holders exercised the remaining 605,452 pre-funded warrants and the remaining 132,116 series B warrants via a cashless exercise mechanism for which they received 601,367 and 131,249 ordinary shares, respectively. No pre-funded warrants or series B warrants remain outstanding. As of June 30,2024, 4,636,364, series A warrants were outstanding, each such warrant may be exercised to purchase ordinary shares with an exercise price of $1.10 per ordinary share, subject to beneficial ownership limitations and adjustments.

The fair value of the series A warrants issued in the PIPE at the time of the closing of the PIPE, which took place on October 30, 2023, was re-calculated on June 30, 2024 by an independent valuation expert, performing numerous iterations using the Black–Scholes option price model, based on a probability of an adjustment event and using the following assumptions:

	June 30, 2024	December 31, 2023
Expected volatility (%)	56.50%-63.21%	55.08%-60.24
Risk-free interest rate (%)	4.35%-4.65%	3.85%-4.05%
Expected Life (years)	2-5	2-5
Value per share	$0.69	$0.71
Exercise price (U.S. dollars per share)	$1.1	$1.1

The following table sets forth the fair value changes of the series A warrants during the six months ended June 30, 2024:

Balance as of December 31, 2023	1,564,773
Change in fair value	(67,227)
Balance as of June 30, 2024	1,497,546

PARAZERO TECHNOLOGIES LTD.

Note 8 – Shareholders’ Equity:

A.	Equity Warrants

During April 2024, certain consultants exercised 359,020 warrants via a cashless exercise mechanism for which they received 355,974 ordinary shares.

As of June 30,2024, the remaining outstanding equity warrants are summarized in the table below:

Issuance date	In connection with	No. of warrants issued	Exercise price per ordinary share	No. of Ordinary shares underlying warrants
2022	Delta Drone Warrants*	111,261	$4.00	111,261
2023	IPO Underwriter Warrants	97,500	$5.00	97,500
2023	IPO Consultant Warrants	144,606	$1.275	144,606

*	Warrants issued as part of the Delta Drone transaction with the Former Parent Company and upon the IPO completion.

B.	Stock-based Compensation

The Company’s Global Share Incentive Plan (2022) (the “Plan”) was adopted by Company’s Board of Directors on March 28, 2022. The Plan provides for the grant of options to purchase Ordinary Shares, restricted share units representing Ordinary Shares and Ordinary Shares (collectively, the “Awards”) to the Company’s employees, officers, directors, advisors and consultants in order to promote a close identity of interests between those individuals and us.

As of June 30, 2024, the total number of Ordinary Shares reserved for issuance under the Plan is 610,156 Ordinary Shares. As of the date of this report, 146,309 Ordinary Shares remain available for future awards under the Plan. Ordinary Shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

A summary of the stock option activity for the six months ended June 30, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2023	366,171	$1.275
Granted	-	$-
Forfeited	-	$-
Options outstanding as of June 30, 2024	366,171	$1.275
Options exercisable as of June 30, 2024	-	$-

As of June 30, 2024, the weighted-average remaining contractual life of the outstanding options were 4.1 years.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2023. The following assumptions were applied in determining the options’ fair value on their grant date:

2023
Risk-free interest rate	4.51%-4.67%
Expected option term (years)	3.8-5
Expected share price volatility	61.1%-66.3%
Dividend yield	-

As of June 30, 2024, the Company had 366,171 unvested options. As of June 30, 2024, the unrecognized compensation cost related to all unvested options of $170,950 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 3.2 years. The intrinsic value of the options expected to vest as of June 30, 2024 was $0.

PARAZERO TECHNOLOGIES LTD.

Note 9 – Commitments and Contingencies

A.	Israel Innovation Authority

The Company has received royalty-bearing grants from the Israel Innovation Authority (the “IIA”), for approved research and development projects. The programs include grants for: wages, materials, subcontractors and miscellaneous. The Company is required to pay royalties at the rate of 3%-3.5% depending on meeting certain conditions on sales of the products developed with the funds provided by the IIA, up to an amount equal to 300% of the IIA research and development grant received, depending upon the manufacturing volume that is performed outside of Israel, indexed to the U.S. dollar and bearing interest., Until December 31, 2023, the interest was calculated at a rate based on an annual application of the London Interbank Offered Rate, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the Secured Overnight Financing Rate (“SOFR”), or at an alternative rate published by the Bank of Israel, plus approximately 0.72%. indexed to the dollar including accrued interest at the SOFR rate.

As of December 31, 2019, the research and development projects funded by the IIA were completed. The total amount of the IIA grant received was $748 thousand.

As of June 30, 2024, the maximum obligation with respect to the grants received from the IIA, including accrued interest, contingent upon entitled future sales, is $616 thousand. During the six months ended on June 30, 2024, the Company paid the IIA royalties in the amount of approximately $8 thousand in connection with revenues recorded During the six months ended on December 31, 2023, of the products developed with the funds provided by the IIA.

When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. There is no certainty that the Company would obtain such approvals.

B.	Liens

The Company’s long-term restricted deposits held in a bank in the amount of NIS 257,680 ($68,603) have been pledged as security in respect of guarantees granted by the bank to the Company’s landlords as part of the office lease agreement (see Note 4 above). Such deposits cannot be pledged to others or withdrawn without the consent of the bank.

Note 10 – Subsequent Events

A.	On July 24, 2024, the Company’s shareholders meeting resolved to approve a reverse share split of the Company’s issued and outstanding ordinary shares NIS 0.02 par value each, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board, but not later than July 24, 2025, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split. As of the date of these interim financial statements, the Company has not effected a reverse share split of its issued and outstanding ordinary shares.

B.	On July 30, 2024, the Company’s Board of Directors approved the grant of an aggregate of 112,807 options to purchase ordinary shares to certain employees and consultants of the Company. All Options may be exercised within 5 years from the date of their grant and will be subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board, and afterward, 6.25% shall vest upon completion of each three months period of continuous employment or services for the remaining two-year vesting period.

The exercise price of the options is $1.275 per ordinary share.

All the other terms of the grant of the options shall be as set forth in the Company’s Global Share Incentive Plan (2022) (the “Plan”).

Pursuant to the above grant, the Company have outstanding options to purchase an aggregate of 463,848 Ordinary Shares under its Global Share Incentive Plan.

C.	On August 9, 2024, pursuant the approval of the Company’s board of directors, the Company filed a Shelf Registration Statement on Form F-3 (the “Form F-3”) with the Securities and Exchange Commission (the “SEC”) for the registration under the Securities Act of 1933, as amended (the “Act”), of such indeterminate number of ordinary shares, warrants to purchase ordinary shares, and units, in one or more offerings for an aggregate initial offering price of up to $50,000,000 on Form F-3. The Form F-3 was declared effective by the SEC on August 16, 2024.